                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. ___)


                              WIDERTHAN CO., LTD.

--------------------------------------------------------------------------------
                           (NAME OF SUBJECT COMPANY)



                              WIDERTHAN CO., LTD.

--------------------------------------------------------------------------------
                      (NAMES OF PERSONS FILING STATEMENT)



   AMERICAN DEPOSITARY SHARES, AS EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
                       EACH REPRESENTING ONE COMMON SHARE

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                  COMMON SHARES, PAR VALUE (WON) 500 PER SHARE

--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                  967593 10 4

--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)



                            WIDERTHAN AMERICAS, INC.
                        11 WEST 42ND STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10036
                      ATTENTION: DAN NEMO, GENERAL COUNSEL
                                 (212) 391-6668

--------------------------------------------------------------------------------
     (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     THIS FILING IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY WIDERTHAN COMMON SHARES AND AMERICAN DEPOSITARY SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT REALNETWORKS INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. ONCE FILED, WIDERTHAN STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO', THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.


                           FORWARD-LOOKING STATEMENTS

     This filing contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of WiderThan and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory matters; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, either party's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in Real's and WiderThan's Securities and Exchange Commission reports. WiderThan assumes no obligation and does not intend to update these forwarding-looking statements.

                                                                  EXECUTION COPY

                              COMBINATION AGREEMENT

                                  by and among

                               REALNETWORKS, INC.,

                         RN INTERNATIONAL HOLDINGS B.V.

                                       AND

                               WIDERTHAN CO., LTD.

                         Dated as of September 12, 2006

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE I THE CASH TENDER OFFER..........................................     1
   1.1    The Offer......................................................     1
   1.2    Company Actions................................................     5
   1.3    Post-Tender Offer Acquisitions.................................     7

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................     7
   2.1    Organization, Standing and Power...............................     7
   2.2    Capitalization.................................................     8
   2.3    Subsidiaries...................................................     9
   2.4    Authority; No Conflict; Required Filings and Consents..........    10
   2.5    SEC Filings; Financial Statements; Information Provided........    11
   2.6    No Undisclosed Liabilities.....................................    13
   2.7    Absence of Certain Changes or Events...........................    13
   2.8    Taxes..........................................................    13
   2.9    Owned and Leased Real Properties...............................    14
   2.10   Intellectual Property..........................................    15
   2.11   Contracts......................................................    16
   2.12   Litigation.....................................................    18
   2.13   Environmental Matters..........................................    18
   2.14   Employee Benefit Plans.........................................    19
   2.15   Compliance With Laws...........................................    22
   2.16   Permits........................................................    22
   2.17   Labor and Employment Matters...................................    22
   2.18   Insurance......................................................    23
   2.19   Opinion of Financial Advisor...................................    23
   2.20   Brokers........................................................    23

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER, THE OFFERING
            SUBSIDIARY AND THE TRANSITORY SUBSIDIARY.....................    23
   3.1    Organization, Standing and Power...............................    23
   3.2    Authority; No Conflict; Required Filings and Consents..........    24
   3.3    Funds..........................................................    25

ARTICLE IV CONDUCT OF BUSINESS...........................................    25
   4.1    Covenants of the Company.......................................    25
   4.2    Confidentiality................................................    28

ARTICLE V ADDITIONAL AGREEMENTS..........................................    28
   5.1    No Solicitation................................................    28
   5.2    Company Stockholders Meeting; Company Board Recommendation;
          Buyer or Offering Subsidiary to Vote Company Securities........    29
   5.3    Access to Information..........................................    31

   5.4    Commercially Reasonable Efforts................................    31
   5.5    Public Disclosure..............................................    33
   5.6    Indemnification................................................    33
   5.7    Notification of Certain Matters................................    34
   5.8    Service Credit.................................................    34
   5.9    Offer Consideration............................................    35
   5.10   Termination of Company Employee Plans..........................    35
   5.11   Company ADSs...................................................    35
   5.12   Company Stock Options..........................................    36

ARTICLE VI TERMINATION AND AMENDMENT.....................................    37
   6.1    Termination....................................................    37
   6.2    Effect of Termination..........................................    38
   6.3    Fees and Expenses..............................................    38
   6.4    Amendment......................................................    39
   6.5    Extension; Waiver..............................................    39

ARTICLE VII MISCELLANEOUS................................................    39
   7.1    Survival of Representations, Warranties and Covenants..........    39
   7.2    Notices........................................................    40
   7.3    Entire Agreement...............................................    41
   7.4    No Third Party Beneficiaries...................................    41
   7.5    Assignment.....................................................    41
   7.6    Severability...................................................    42
   7.7    Counterparts and Signature.....................................    42
   7.8    Interpretation.................................................    42
   7.9    Governing Law..................................................    42
   7.10   Remedies.......................................................    43
   7.11   Jurisdiction; Arbitration......................................    43
   7.12   Company Disclosure Schedule....................................    44
   7.13   Company's Knowledge............................................    44

Annex I      Conditions of the Offer

Schedule A   Schedule of Defined Terms
Schedule B   Parties to Stockholder Tender and Voting Agreement
Schedule C   Terms of Company Voting Proposal and Additional Voting Proposals
Exhibit A    Form of Stockholder Tender and Voting Agreement

                                                                  EXECUTION COPY

                              COMBINATION AGREEMENT

     THIS COMBINATION AGREEMENT (this "Agreement") is entered into as of September 12, 2006, by and among RealNetworks, Inc., a Washington corporation (the "Buyer"), RN International Holdings B.V., a besloten vennootschap duly organized under the laws of the Netherlands and an indirect wholly owned subsidiary of the Buyer (the "Offering Subsidiary") and WiderThan Co., Ltd., a chusik hoesa duly organized under the laws of the Republic of Korea (the "Company"). All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in Schedule A hereto.

     WHEREAS, the respective Boards of Directors of the Buyer, the Offering Subsidiary and the Company have determined that it would be advisable and in the best interest of their respective stockholders for the Offering Subsidiary to acquire the Company upon the terms and conditions set forth in this Agreement;

     WHEREAS, in furtherance of the foregoing, the Offering Subsidiary will make a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all of the issued and outstanding shares of capital stock of the Company (individually, a "Company Share" and collectively, the "Company Shares") and all of the issued and outstanding Company ADSs (together with the Company Shares, the "Company Securities" and each a "Company Security") in each case (and without duplication for Company Shares underlying any Company ADSs) at a price of U.S. $17.05 per Company Security (the "Per Share Cash Consideration"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, the stockholders of the Company listed on Schedule B have entered into a Stockholder Tender and Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (collectively, the "Company Stockholder Agreements"), pursuant to which such stockholders have, among other things, agreed to tender their Company Securities in the Offer and agreed to vote all of the shares of voting capital stock of the Company that such stockholders own in favor of the Company Voting Proposal and the Additional Voting Proposals.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Offering Subsidiary and the Company agree as follows:

                                    ARTICLE I
                              THE CASH TENDER OFFER

     1.1 The Offer.

          (a) Terms of Offer; Conditions to Offer. Provided that this Agreement shall not have been terminated pursuant to Article VI hereof, as promptly as practicable after the date hereof (but in no event more than fifteen (15) calendar days thereafter), the Offering Subsidiary shall (and Buyer shall cause the Offering Subsidiary to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer to purchase all of the Company Securities at a price per Company Security, subject to the terms of Section 1.1(b) hereof, equal to the Per Share Cash Consideration, net to the seller in cash, without interest thereon (the "Offer Consideration"). The obligation of the Offering Subsidiary to (and the obligation of Buyer to cause the Offering Subsidiary to) accept for payment and to pay for any Company Securities tendered shall be subject only to:

               (i) the condition (the "Minimum Condition") that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to Section 1.1(c) hereof), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Company Shares (including Company Shares underlying Company ADSs) that, together with the Company Shares (including Company Shares underlying Company ADSs) then owned by the Offering Subsidiary (collectively, the "Owned and Tendered Shares"), represent a number of shares equal to at least 67% of the sum of (x) all then outstanding Company Shares (including Company Shares underlying Company ADSs) plus (y) all Company Shares (including Company Shares underlying Company ADSs) issuable upon the exercise of all then outstanding options, warrants and other rights to purchase or otherwise acquire Company Shares (including Company Shares underlying Company ADSs) which are or will be exercisable at any time from and after the expiration date of the Offer; and

               (ii) the other conditions set forth in Annex I hereto.

The Offering Subsidiary expressly reserves the right to increase the Offer Consideration or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or previously approved by the Company in writing, the Offering Subsidiary may not make any change to the terms and conditions of the Offer that (A) decreases the Offer Consideration, (B) changes the form of consideration to be paid in the Offer, (C) reduces the number of Company Securities to be purchased in the Offer, (D) imposes conditions to the Offer in addition to the conditions to the Offer set forth in Section 1.1(a)(i) and Annex I hereto, (E) amends the conditions to the Offer set forth in Section 1.1(a)(i) and Annex I hereto so as to broaden the scope of such conditions to the Offer or amends any other terms of the Offer set forth in this Agreement in any manner materially adverse to the holders of Company Securities, (F) extends the Offer in any manner other than pursuant to and in accordance with the terms of Section 1.1(c) hereof or (G) amends or waives the Minimum Condition. The Minimum Condition may be waived (x) by the Buyer and the Offering Subsidiary if the Owned and Tendered Shares represent at least a majority of the then outstanding Company Shares (including Company Shares underlying Company ADSs) and (y) in all other cases, by the Buyer and the Offering Subsidiary only with the prior written consent of the Company. The conditions to the Offer set forth in clauses (a) through (e) of Annex I hereto (the "Mutual Conditions") may be waived by the Buyer and the Offering Subsidiary only with the prior written consent of the Company. The conditions to the Offer set forth in Annex I hereto that are not Mutual Conditions are for the sole benefit of the Buyer and the Offering Subsidiary and may be waived by the Buyer and the Offering Subsidiary in whole or in part, at any time and from time to time, in their sole discretion. The failure by the Buyer and the Offering Subsidiary at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

          (b) Adjustments to Offer Consideration. The Offer Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Securities), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Securities occurring on or after the date hereof and prior to the Offering Subsidiary's acceptance for payment of, and payment for, Company Securities pursuant to the Offer.

          (c) Extension and Expiration of Offer. Subject to the terms and conditions of this Agreement and the Offer, the Offer shall expire at midnight, New York Time, on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) under the Exchange Act) after the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act); provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (i) the Offering Subsidiary shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or its staff, or the Nasdaq Global Market that is applicable to the Offer, (ii) the Offering Subsidiary shall extend the Offer for a period required in order for the closing of the Offer to occur immediately prior to the adoption of the Company Voting Proposal at the Company Meeting by the Required Company Stockholder Vote and
(iii) in the event that any of the conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex I hereto, are not satisfied or waived as of any then scheduled expiration date of the Offer, the Offering Subsidiary shall extend the Offer for successive extension periods of ten (10) Business Days each (or such other period as may be mutually agreed by the Buyer and the Company) in order to permit the satisfaction of the conditions to the Offer; provided, however, that notwithstanding the foregoing clauses (i),
(ii) and (iii) of this Section 1.1(c), in no event shall the Offering Subsidiary be required to extend the Offer beyond the Initial Outside Date (or, if applicable, the Extended Outside Date); and provided further, that the foregoing clauses (i), (ii) and (iii) of this Section 1.1(c) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the Buyer or the Offering Subsidiary to terminate this Agreement pursuant to the terms of Article VI hereof. The time at which the Offer expires (including all extensions to the Offer but excluding any subsequent offering period) is referred to herein as the "Initial Offer Closing".

          (d) Payment for Company Securities. Subject to the terms and conditions of this Agreement and the Offer, the Offering Subsidiary shall (and the Buyer shall cause the Offering Subsidiary to) accept for payment, and pay for, all Company Securities validly tendered and not withdrawn pursuant to the Offer, as promptly as practicable after the applicable expiration date of the Offer (as it may be extended in accordance with Section 1.1(c) hereof). The Offer Consideration payable in respect of each Company Security validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding or other Taxes required to be deducted or withheld under applicable law.

          (e) Subsequent Offering Period. The Offering Subsidiary may (but shall not be required to), and the Offer Documents shall reserve the right to, extend the Offer for a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) of not less than three (3) nor more than twenty (20) Business Days immediately following the Initial Offer Closing. Subject to the terms and conditions of this Agreement and the Offer, the Offering Subsidiary shall (and the Buyer shall cause the Offering Subsidiary to) accept for payment, and pay for, all Company Securities validly tendered and not withdrawn pursuant to the Offer as so extended by such subsequent offering period, as promptly as practicable after any such Company Securities are tendered during such subsequent offering period. The Per Share Cash Consideration payable in respect of each Company Security validly tendered and not withdrawn pursuant to the Offer, as so extended by such subsequent offering period, shall be paid net to the holder thereof in cash, subject to reduction only for any applicable withholding or other Taxes required to be deducted or withheld under applicable law.

          (f) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange
Act), the Buyer and the Offering Subsidiary shall:

               (i) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule TO") with respect to the Offer, which shall contain as an exhibit or incorporate by reference an Offer to Purchase, or portions thereof (the "Offer to Purchase"), and forms of the letter of transmittal, proxy and summary advertisement, if any, in respect of the Offer (together with any supplements or amendments thereto, the "Offer Documents"); and

               (ii) cause the Offer Documents to be disseminated to all holders of Company Securities (collectively, the "Company Stockholders"), as and to the extent required by applicable U.S. federal securities laws and other applicable laws.

The Schedule TO and the Offer Documents may include a description of the determinations, approvals and recommendations of the Company Board set forth in
Section 1.2(a) hereof. The Company shall promptly furnish to the Buyer and the Offering Subsidiary in writing all information concerning the Company that may be required by applicable securities laws or reasonably requested by the Buyer and the Offering Subsidiary for inclusion in the Schedule TO or the Offer Documents so as to enable the Buyer and the Offering Subsidiary to comply with their obligations under Section 1.1. The Buyer, the Offering Subsidiary and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary or reasonably appropriate to include in the Schedule TO and the Offer Documents in order to satisfy applicable laws. The Buyer and the Offering Subsidiary shall cause the Schedule TO and the Offer Documents to comply in all material respects with the Exchange Act and all other Laws. Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule TO or Offer Document, each of the Buyer and the Offering Subsidiary hereby agrees that the Schedule TO and the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Buyer or the Offering Subsidiary with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents. Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule TO or Offer Document, the Company hereby agrees that the information provided by the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Buyer, the Offering Subsidiary and the Company shall promptly correct any information provided by it for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. The Buyer and the Offering Subsidiary shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable U.S. federal securities laws and other applicable laws. The Buyer and the Offering Subsidiary shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC. The Buyer and the Offering Subsidiary shall provide to the Company and its counsel any and all written comments that the Buyer, the Offering Subsidiary or their counsel may receive in writing from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after receipt thereof, and the Buyer and the Offering Subsidiary shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff.

          (g) Withholding Rights. The Buyer, the Offering Subsidiary, their designated payment agent and the Company shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any applicable Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

     1.2 Company Actions.

          (a) Company Determinations, Approvals and Recommendations. The Company hereby approves and consents to the Offer and represents and warrants to the Buyer and the Offering Subsidiary that, at a meeting duly called and held prior to the date hereof, the Company Board has, upon the terms and subject to the conditions set forth herein, taken such other actions and has made such determinations, recommendations and approvals as are set forth in the second sentence of Section 2.4(a). The Company hereby consents to the inclusion of the above referenced determinations, recommendations and approvals in the Offer Documents.

          (b) Schedule 14D-9. The Company shall (i) file with the SEC, to the extent reasonably practical concurrently with the filing by the Offering Subsidiary of the Schedule TO, a Solicitation/ Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the "Schedule 14D-9") and (ii) cause the
Schedule 14D-9 to be mailed to the Company Stockholders, to the extent reasonably practical together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange
Act). The Schedule 14D-9 shall include a description of the determinations, approvals and recommendations of the Company Board set forth in Section 1.2(a) hereof. The Buyer and the Offering Subsidiary shall promptly furnish to the Company in writing all information concerning the Buyer and the Offering Subsidiary that may be required by applicable laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other Laws. Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule 14D-9, the Company hereby further agrees that the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by the Buyer and the Offering Subsidiary or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Except to the extent subsequently amended, modified or supplemented in a subsequently filed Schedule 14D-9, the Buyer and the Offering Subsidiary hereby agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company, the Buyer and the Offering Subsidiary shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the
Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable U.S. federal securities laws and other applicable laws. The Company shall provide the Buyer and the Offering Subsidiary and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company shall provide in writing to the Buyer and the Offering Subsidiary and their counsel any written comments the Company or its counsel may receive in writing from the SEC or its staff with respect to the
Schedule 14D-9 promptly upon receipt thereof, and the Company shall provide the Buyer and the Offering Subsidiary and their counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff.

          (c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly following a request by the Offering Subsidiary, furnish the Offering Subsidiary with such assistance and such information as the Offering Subsidiary or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Securities, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Securities, and lists of security positions of Company Securities held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions). Subject to any and all Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Buyer and the Offering Subsidiary (and their respective agents) shall:

               (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

               (ii) use such information only in connection with the Offer and the transactions contemplated pursuant to this Agreement; and

               (iii) if (A) this Agreement shall be terminated pursuant to
Article VI hereof and (B) the Offering Subsidiary shall (and the Buyer shall cause the Offering Subsidiary to) withdraw the Offer, deliver (and shall use their reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

     1.3 Post-Tender Offer Acquisitions. The Buyer agrees that if the Initial Offer Closing occurs, during the twelve-month period following the date of this Agreement, it will not (and will cause its Subsidiaries not to) acquire, or seek or offer to acquire, by way of tender offer, share purchase, capital restructuring, share exchange, capital repayment or otherwise, any Company Securities for a per share price less than the Per Share Cash Consideration (subject to adjustment for stock splits, recapitalizations and similar transactions); provided, however, that this provision will not apply to any amounts offered or paid by the Buyer, the Company or any of their Subsidiaries pursuant to any appraisal or similar proceeding or any existing contractual arrangement relating to restricted stock or similar arrangement.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Buyer and the Offering Subsidiary that the statements contained in this Article II are true and correct, except as set forth herein or in the disclosure schedule delivered by the Company to the Buyer and the Offering Subsidiary and dated as of the date of this Agreement (the "Company Disclosure Schedule").

     2.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Korea ("Korea"), has all requisite corporate power and authority to own, lease and operate its Properties and to carry on its business as now being conducted and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character of the Properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. The Company has made available to the Buyer complete and accurate copies of its charter, by-laws or other organizational documents. The Company's minute books are accurate and reflect all material actions taken by the incorporators, stockholders and directors (including any committee of the board of directors) of the Company since January 1, 2002.

     2.2 Capitalization.

          (a) The authorized capital stock of the Company as of the date of this Agreement consists of 30,000,000 shares of common stock, par value KRW500 per share ("Company Common Stock"). As of September 12, 2006, 19,807,216 shares of Company Common Stock were issued and outstanding, have been duly authorized, are validly issued in compliance with Korean law and are fully paid and nonassessable. Each Company ADS represents one share of Company Common Stock and as of September 8, 2006, 11,667,019 Company ADSs were issued and outstanding.

          (b) Section 2.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of September 12, 2006, of all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price, the date of grant, and the vesting schedule, including whether (and to what extent) the Company Stock Option may be exercised prior to vesting and any vesting will be accelerated in any way by the Offer or by termination of employment or change in position following consummation of the Offer. The Company has made available to the Buyer complete and accurate copies of the forms of all stock option agreements evidencing Company Stock Options.

          (c) Except as set forth in this Section 2.2, as of the date of this Agreement, (A) there are no equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or of any Subsidiary (as the case may be) or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Other than the Company Stockholder Agreements, neither the Company nor any of its Affiliates is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company. Except as contemplated by this Agreement and except to the extent arising pursuant to applicable state takeover or similar laws, there are no registration rights, and there is no rights agreement, "poison pill" anti-takeover plan or other similar agreement or understanding to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company.

          (d) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 2.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Korean Commercial Code, or other applicable Law, the Company's Articles of Incorporation or any agreement to which the Company is a party or is otherwise bound.

          (e) There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries or to provide funds to the Company or any Subsidiary of the Company other than guarantees of bank obligations of Subsidiaries of the Company entered into in the ordinary course of business consistent in all material respects with past practice (the "Ordinary Course of Business").

          (f) Each stockholder listed on Schedule B is the holder of record of the shares as set forth in Schedule B.

     2.3 Subsidiaries.

          (a) Section 2.3 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name;
(ii) the number and type of outstanding equity securities and a list of the holders thereof; and (iii) the jurisdiction of organization. All of the issued and outstanding equity securities of each Subsidiary have been duly authorized, are validly issued in compliance with applicable Laws and are fully paid and nonassessable.

          (b) Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its Properties and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its Properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not be reasonably expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors' qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Company or the Company's designee) are owned, of record and beneficially, by the Company or another of its Subsidiaries free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

          (c) The Company has made available to the Buyer complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary of the Company. Each Subsidiary's minute books are accurate and reflect all material actions taken by the incorporators, stockholders and directors (including any committee of the board of directors) of each Subsidiary since inception, respectively.

          (d) The Company does not Control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary of the Company, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company.

     2.4 Authority; No Conflict; Required Filings and Consents.

          (a) The Company has all requisite corporate power and authority to enter into this Agreement. Without limiting the generality of the foregoing, the Board of Directors of the Company (the "Company Board"), at a meeting duly called and held, by the unanimous vote of all directors present at the meeting
(i) authorized this Agreement, (ii) approved the Offer and recommended that the holders of Company Securities tender their Company Securities to the Buyer pursuant to the Offer, and (iii) directed that the stockholder proposal set forth on Schedule C-1 (the "Company Voting Proposal") and the stockholder proposals set forth on Schedule C-2 (the "Additional Voting Proposals") be submitted to the stockholders of the Company for their adoption and resolved to recommend that the stockholders of the Company vote in favor of the adoption of the Company Voting Proposal and the Additional Voting Proposals (the "Company Stockholder Approval"). The execution and delivery of this Agreement and the consummation of the Offer and the transactions contemplated by this Agreement by the Company has been duly authorized by all necessary corporate action on the part of the Company, subject only to the required approval of the Company Voting Proposal by the Required Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

          (b) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated by this Agreement shall not, (i) conflict with, or result in any violation or breach of, any provision of the Articles of Incorporation of the Company or of the charter, by-laws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require consent, notice, report or any other filing under, or necessitate the payment of a fee, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Lien on any of the Properties or result in the Company or its Subsidiaries not being permitted or entitled to continue to use all of the

Properties currently employed by it in the conduct of its business as currently conducted pursuant to, any note, bond, mortgage or indenture, Company Material Contract, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company or any of its Subsidiaries is a party or by which any of such Properties is bound or affected, or (iii) subject to obtaining the Company Stockholder Approval and compliance with the requirements specified in clauses (i) through (vi) of Section 2.4(c), conflict with or violate any permit, concession, franchise, license, or Law applicable to the Company or any of its Subsidiaries or any of its or their respective Properties, except in the case of clauses (ii) and (iii) of this Section 2.4(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not be reasonably expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.

          (c) No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice, report or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock or Company ADSs are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the administrative report under the Korean Foreign Investment Promotion Act, (iii) the business combination report under the Korean Monopoly Regulation and Fair Trade Act, (iv) the filing of such reports, schedules or materials under Section 13 of the Exchange Act and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, and (vi) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained or made, would not be reasonably expected to have a Company Material Adverse Effect.

          (d) The affirmative vote for adoption of the Company Voting Proposal by (i) the holders of a majority of Company Common Stock present and represented at a duly constituted company stockholders meeting (the "Company Meeting") and
(ii) at least one-third of all outstanding shares of Company Common Stock (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary for the adoption of the Company Voting Proposal. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

     2.5 SEC Filings; Financial Statements; Information Provided.

          (a) The Company has filed all registration statements, forms, reports and other documents required to be filed by the Company with the Securities and Exchange Commission ("SEC"). All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Initial Offer Closing) are referred to herein as the "Company SEC Reports." The Company SEC Reports (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

          (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

          (c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Except as set forth in the Company SEC Reports, such disclosure controls and procedures are reasonably designed to (i) ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents,
(ii) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, and (iii) provide reasonable assurance regarding presentation or timely direction of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. To the Company's Knowledge, except as set forth in the Company SEC Reports, neither the Company nor its independent auditors have identified (A) any significant deficiency or material weakness in the system of internal accounting controls utilized the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company's management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any claim or allegations regarding any of the foregoing.

          (d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company's consolidated financial statements.

          (e) Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any director, officer, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing the Company or any of its Subsidiaries has reported evidence or a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

          (f) To the Company's Knowledge, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in
Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

          (g) Except as set forth in the Company SEC Reports, the Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act which are applicable to the Company.

     2.6 No Undisclosed Liabilities. Except as reflected in the Company's balance sheet as of June 30, 2006 included in the Company SEC Report furnished on August 9, 2006 (the "Company Balance Sheet"), the Company and its Subsidiaries have no material indebtedness, obligations or liabilities of any kind or nature (whether accrued, absolute, fixed, contingent or otherwise, and whether due or to become due) which are not reflected or adequately reserved against on the Company Balance Sheet, other than such indebtedness, obligations or liabilities (i) permitted or incurred pursuant to this Agreement or (ii) incurred in the Ordinary Course of Business since the date of the Company Balance Sheet.

     2.7 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, neither the Company nor any Subsidiary has experienced or suffered any changes, events, circumstances or developments which, individually or in the aggregate, have had or would be reasonably expected to have a Company Material Adverse Effect. Since the date of the Company Balance Sheet neither the Company nor any Subsidiary has taken any action that would have required the consent of the Buyer under Section 4.1 of this Agreement (other than paragraph
(k)) had such action or event occurred after the date of this Agreement.

     2.8 Taxes.

          (a) The Company and each of its Subsidiaries has filed all Tax Returns that it was required to file, and all such Tax Returns were correct and complete, except for any failure to file or errors or omissions that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has paid on a timely basis all Taxes owed, whether or not shown to be due on any such Tax Returns, except for any payments that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. There are (a) no Liens for unpaid Taxes (other than Taxes not yet due and payable) upon the assets of the Company or any Subsidiary, (b) no claims or deficiencies for Taxes have been asserted or assessed in writing against the Company or any Subsidiary which remain unpaid, and (c) no waivers of statutes of limitation are in effect in respect of Taxes of the Company or any Subsidiary. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid by it in connection with payments or distributions to its employees, stockholders or other recipients, except where such failure to withhold would not be reasonably expected to have a Company Material Adverse Effect.

          (b) The Company has made available to the Buyer correct and complete copies of all income Tax Returns, other material Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries for all periods beginning January 1, 2004. No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Company's Knowledge, threatened or contemplated.

          (c) Neither the Company nor any of its Subsidiaries has any actual or potential liability for any Taxes of any person (other than the Company and its Subsidiaries) under United States Treasury Regulation Section 1.1502-6 (or any similar provision of Law in any jurisdiction), or as a transferee or successor, by contract or otherwise.

          (d) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

          (e) The Company and each of its Subsidiaries is in substantial compliance with all terms and conditions of any Tax incentives, Tax holidays, Tax rebates or special Tax rate relief or other favorable Tax benefits authorized by any governmental authority (collectively, the "Tax Benefits"), and the transactions contemplated in this Agreement will not cause the Company or any of its Subsidiaries to lose or no longer qualify for any such Tax Benefits to which the Company or any of its Subsidiaries was entitled prior to the effectiveness of this Agreement, except for losses of any Tax Benefit, that individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

     2.9 Owned and Leased Real Properties.

          (a) Neither the Company nor any of its Subsidiaries owns any real property.

          (b) Section 2.9(b) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all real property leased, subleased or licensed by the Company or any of its Subsidiaries (collectively "Company Leases") and the location of the premises. Each Company Lease is in full force and effect and is legal, valid, binding and enforceable against the parties thereto. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party to any Company Lease is in material default under any of the Company Leases. No Person has any right to terminate any Company Lease prior to its scheduled expiration other than for material breach of the terms thereof. Neither the Company nor any of its Subsidiaries' leases, subleases or licenses any real property to any person other than the Company and its Subsidiaries. The Company has made available to the Buyer complete and accurate copies of all Company Leases.

     2.10 Intellectual Property.

          (a) The Company and its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all material Intellectual Property Rights used in or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (in each case excluding generally commercially available, off-the-shelf software programs), free and clear of any Liens, (the "Company Intellectual Property Rights"). Section 2.10(a) of the Company Disclosure Schedule contains a true and complete list of all issued letters patent or an application therefor, all registered copyrights and all trade and service marks which have been registered or for which an application for registration is pending, in each case which are owned and used or held for use exclusively by the Company or a Subsidiary (the "Company Owned Intellectual Property Rights") and all other material Intellectual Property Rights that are licensed to the Company that constitute, or are used, in critical components of the Company services or solutions.

          (b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not result in (i) the breach of, or create on behalf of any third party the right to terminate or modify, (A) any license, sublicense or other agreement relating to any Company Intellectual Property Rights that is material to the business of the Company and its Subsidiaries, taken as a whole, or (B) any license, sublicense or other agreement as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party Intellectual Property Rights that is material to the business of the Company and its Subsidiaries, taken as a whole, excluding generally commercially available, off-the-shelf software programs (the "Third Party Intellectual Property"), (ii) Buyer being obligated to pay any royalties or other amounts to any third party that would not have been due if the Company did not enter into this Agreement, or (iii) Buyer becoming bound by or made subject to any non compete or other restriction on the operation or scope of its business.

          (c) To the Company's Knowledge, the Company Intellectual Property Rights are valid and enforceable. All registrations and applications for registration for the Company Owned Intellectual Property Rights are subsisting and have not been expired or cancelled. Neither the Company nor any of its Subsidiaries knows of any facts or circumstances that could affect the validity or enforceability of any Company Intellectual Property Rights. Neither the Company nor any of its Subsidiaries is aware of (i) any material infringement, violation or misappropriation of the Company Owned Intellectual Property Rights by any third party, (ii) any third party that claims to own or exclusively license any Company Owned Intellectual Property

Rights owned by the Company, or (iii) facts or circumstances that could affect the validity or enforceability of any Company Owned Intellectual Property Rights.

          (d) To the Company's Knowledge, the conduct of the business of the Company and its Subsidiaries as currently conducted does not, and will not when conducted by the Buyer in substantially the same manner following the Closing, infringe, violate or constitute a misappropriation of any Intellectual Property of any third party. Neither the Company nor any of its Subsidiaries has received any written claim or notice alleging any such infringement, violation or misappropriation.

          (e) Each of the Company and its Subsidiaries may exercise, transfer, or license the Company Owned Intellectual Property Rights without restriction or payment to a third party. Neither the Company nor any of its Subsidiaries is obligated to transfer or license any Intellectual Property Rights later obtained by the Company or any of its Subsidiaries, to a third party.

          (f) Each of the Company and its Subsidiaries has, and enforces, a policy requiring each current and former employee, consultant and contractor to execute sufficient proprietary information and confidentiality agreements and all current and former employees, consultants and contractors of the Company or any Subsidiary that have created any material Company Intellectual Property Rights have executed such agreements.

     2.11 Contracts.

          (a) For purposes of this Agreement, the term "Company Material Contract" means any of the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound: (i) any Contract pursuant to which the Company and its Subsidiaries reasonably expect to spend or may receive, in the aggregate, more than $1,000,000 during the fiscal year ended December 31, 2006, (ii) any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or to compete with any Person in any line of business, (B) granting to any customer or partner of the Company exclusive rights to use services, software or application of the Company, or (C) otherwise having a material adverse effect on the right of the Company or its Subsidiaries to sell or distribute any products or services or to purchase or otherwise obtain any software, (iii) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K) with respect to the Company and its Subsidiaries, (iv) any employment, consulting or indemnification Contract (other than a standard stock option, assignment of inventions or confidentiality agreement) with any executive officer or other employee of the Company, a Subsidiary of the Company or any member of the Company Board earning an annual salary in excess of $150,000, other than those that are terminable by the Company or any of its Subsidiaries on no more than 30 days' notice without material liability or financial obligation to the Company or any of its Subsidiaries, (v) any Contract relating to indebtedness or other commitment relating to the incurrence of indebtedness of the Company or an of its Subsidiaries, with respect to an amount in excess of $250,000, (vi) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries, after the date of this Agreement, of a material amount of assets not in the Ordinary Course of Business or pursuant to which the Company or any of its Subsidiaries has any material ownership interests in any other

Person other than the Company's Subsidiaries, (vii) any Contract relating to capital expenditures by the Company or any Subsidiary and involving future payments which, together with future payments under all other Contracts or commitments relating to the same capital project, exceed $1,000,000, (viii) any Contract providing for the administration by any Person of any part of the leases, loans, installment financing contracts, installment sales contracts, conditional sales agreements or financial instruments of a similar type of the Company or any of its Subsidiaries, (ix) any Contract limiting the right of the Company or any Subsidiary to pay dividends or distributions to its shareholders,
(x) any Contract in which the Company or any Subsidiary participates as a general partner or joint venture, (xi) any Contract between or among the Company, on the one hand, and any of its Affiliates (other than the Company or a Subsidiary), on the other hand, (xii) any Contract providing for indemnification or any guaranty that is material to the Company and its Subsidiaries, taken as a whole (in each case, under which the Company has continuing obligations as of the date hereof), other than any guaranty by the Company of any of its Subsidiaries' obligations or any Contract providing for indemnification entered into in connection with the distribution, sale or license of services or hardware or software products in the Ordinary Course of Business, or otherwise in accordance with the Company's standard forms of software license agreement as provided or made available to Buyer, (xiii) any Contract to provide source code to any third party for any products that are material to the Company, including any Contract to put such source code in escrow with a third party on behalf of a licensee or contracting party, other than any customer Contracts entered into in the Ordinary Course of Business consistent with past practice and substantially on the Company's standard terms and conditions providing for placement of such source code into escrow solely for the purpose of permitting the customer or its agents to use such source code in support of internal use of the Company's products, and (xiv) any settlement Contract other than (A) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the Ordinary Course of Business or (B) settlement Contracts only involving the payment of cash (which has been paid) in amounts that do not exceed $500,000 in any individual case. All Company Material Contracts are described in Section 2.11(a)(i) and (ii) are listed in Section 2.11(a)(i) and (ii), respectively, of the Company Disclosure Schedule.

          (b) The Company has made available to the Buyer a complete and accurate copy of each Company Material Contract as the same may have been amended, modified or supplemented. Section 2.11(b) of the Company Disclosure Schedule sets forth a list of all Company Material Contracts.

          (c) Each Company Material Contract is in full force and effect except to the extent it has previously expired in accordance with its terms or where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be likely to result in material liability to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party to any Company Material Contract is in material violation of or in material default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract.

          (d) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any transaction with any Affiliate of the Company or any of its Subsidiaries or any transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K.

     2.12 Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be likely to result in material liability to the Company and its Subsidiaries, taken as a whole. There are no material Orders outstanding against the Company or any of its Subsidiaries.

     2.13 Environmental Matters.

          (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except for matters that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse
Effect:

               (i) the Company and its Subsidiaries have complied and are currently in compliance with all Environmental Laws applicable to the Company, its Subsidiaries, and neither the Company nor its Subsidiaries has received any written notice alleging any of them has not complied with applicable Environmental Laws;

               (ii) to the Company's Knowledge, the real properties currently owned or operated by the Company and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration that would give rise to an obligation to act or disclose that condition under any Environmental Law;

               (iii) to the Company's Knowledge, the real properties formerly owned or operated by the Company or any of its Subsidiaries were not contaminated with Hazardous Substances in an amount or concentration that would give rise to an obligation for the Company or its Subsidiaries to act or disclose that condition under any Environmental Law during the period of ownership or operation by the Company or any of its Subsidiaries;

               (iv) neither the Company nor any of its Subsidiaries has received a written notice that it is subject to liability for any Hazardous Substance disposal or contamination in violation of any Environmental Law on the real property of any third party;

               (v) neither the Company nor any of its Subsidiaries have released any Hazardous Substance into the environment except (A) in compliance with Law or (B) in an amount or concentration that would not be expected to give rise to a liability or obligation under any Law;

               (vi) neither the Company nor any of its Subsidiaries has received any written notice, demand, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, liable under or have obligations under any Environmental Law or otherwise with respect to Hazardous Substances; and

               (vii) neither the Company nor any of its Subsidiaries is subject to any Orders, decrees or injunctions by any Governmental Entity or is subject to any indemnity agreement with any third party addressing liability under any Environmental Law or otherwise with respect to Hazardous Substances.

          (b) The parties agree that the only representations and warranties of the Company in this Agreement as to any environmental matters or any other obligation or liability with respect to Hazardous Substances or materials of environmental concern are those contained in this Section 2.13.

     2.14 Employee Benefit Plans.

          (a) Section 2.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by the Company, any of the Company's Subsidiaries or any of their ERISA Affiliates or with respect to which the Company, or any of the Company's Subsidiaries has any liability or obligation (together, the "Company Employee Plans"). The Company and its ERISA Affiliates have performed in all material respects all obligations required to be performed by them under, are not in default or violation of, and have no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all legal requirements in all material respects. Neither the Company nor any Subsidiary has undertaken or communicated to any of its Employees any intention or commitment to modify any Company Employee Plan or to establish or implement any other Employee Benefit Plan.

          (b) The Company has provided or made available to Buyer correct and complete copies of: (i) all documents embodying each Company Employee Plan including (without limitation and to the extent applicable) all amendments thereto and all related trust documents and administrative service agreements for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all communications material to any Employee or Employees, relating to any Company Employee Plan or and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; and (viii) all material correspondence to or from any governmental agency relating to any Company Employee Plan.

          (c) Neither the Company nor any of its Subsidiaries has any current projected liability with respect to post-employment or post-retirement health or medical or life insurance benefits for retired or former employees of the Company or any Subsidiary.

          (d) Each Company Employee Plan is being administered in all material respects in accordance with Laws applicable in the jurisdiction in which such Company Employee Plan is being administered, ERISA, the United States Internal Revenue Code of 1986, as amended (the "Code") and all other applicable laws and the regulations thereunder and in accordance with its terms.

          (e) With respect to the Company Employee Plans, there are no benefit or funding obligations for which contributions have not been made or properly accrued to the extent required by GAAP. The assets of each Company Employee Plan which is fully funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

          (f) All the Company Employee Plans that are intended to be qualified under Section 401 (a) of the Code have received determination letters from the United States Internal Revenue Service ("IRS") to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401 (a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that has resulted in material liability to the Company. There are no actions, suits or claims pending, or, to the Company's Knowledge, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan maintained in the United States can be amended, terminated or otherwise discontinued after the Initial Offer Closing in accordance with its terms, without liability to Buyer, Company or any of its ERISA Affiliates (other than for ordinary administration expenses or accrued benefits). There are no audits, inquiries or proceedings pending or, to the Company's Knowledge, threatened by the IRS or United States Department of Labor, or any Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any of the Company's Subsidiaries is subject to any material penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each ERISA Affiliate have made all contributions and other payments required by and due under the terms of each Company Employee Plan.

          (g) Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) Multiemployer Plan, (iii) "multiple employer plan" as defined in ERISA or the Code, or (iv) a "funded welfare plan" within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

          (h) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable Law. Neither the Company nor any ERISA Affiliate has ever represented, promised or contracted in writing to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree medical or other retiree welfare benefits, except to the extent required by applicable Law.

          (i) Neither the Company nor any ERISA Affiliate is currently obligated to provide an Employee with any compensation or benefits pursuant to an agreement (e.g., an acquisition agreement) with a former employer of such Employee.

          (j) The execution of this Agreement or the consummation of the transactions contemplated hereunder or thereunder will not, either alone or in combination with other events, (i) entitle any Employee to severance pay, unemployment compensation, forgiveness of indebtedness, or any other payment, except as expressly provided in this Agreement or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or employee benefit due any such employee, contractor, director or officer.

          (k) No payment or benefit which will or may be made by the Company or any ERISA Affiliate with respect to any Employee or any other "disqualified individual" (as defined in Code Section 280G and the regulation thereunder) will be characterized as a "parachute payment," within the meaning of Section 280G and the regulations thereunder) will be characterized as a "parachute payment," within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.14(k) of the Company Disclosure Schedule lists all persons who are "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

          (l) Section 2.14(l) of the Company Disclosure Schedule lists each Company Employee Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code that covers individuals who are tax residents of the United States. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not "service recipient stock" (within the meaning of applicable regulations under Section 409A).

          (m) The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by them under, are not in default or violation of, and have no knowledge of any default or violation by any other party to each Contractor Agreement. No Contractor Agreement provides for any remuneration (including without limitation any pension benefits, welfare benefits, stock options or other equity awards), other than cash compensation for services rendered under the terms of the Contractor Agreement. To the Knowledge of the Company, neither the Company nor any Subsidiary has undertaken or communicated to any of its Contractors any intention or commitment to materially modify any Contractor Agreement. Each Contractor Agreement maintained in the United States can be amended, terminated or otherwise discontinued in accordance with its terms, without any material liability to Buyer or the Company and their Subsidiaries and the execution of this

Agreement and the consummation of the Offer will not entitle the Contractor to any material severance pay, unemployment compensation, forgiveness of indebtedness or other payment.

     2.15 Compliance With Laws. The Company and each of its Subsidiaries and the conduct of the Company's business and the business of its Subsidiaries (a) are and at all times have been in compliance with all Laws and Orders applicable to them or to the conduct and operations of the Company's business and the business of the Subsidiaries (including the Foreign Corrupt Practices Act of 1977, as amended), (b) have had at all times all approvals required to conduct its business and has conducted its business and has owned and operated its Properties at all times in compliance with all Laws and all Orders, and (c) since January 1, 2002, has not received any written notice alleging any violation with respect to, any applicable Law with respect to the conduct of its business, or the ownership or operation of its Properties, except for failures to comply or violations that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

     2.16 Permits. The Company and each of its Subsidiaries have all Company Permits required to conduct their businesses as now being conducted, except for such Company Permits the absence of which, individually or in the aggregate, would not be reasonably expected to result in material liability to the Company and its Subsidiary, taken as a whole. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except for such failures to comply that, individually or in the aggregate, would not be reasonably expected to result in any material liability to the Company and its Subsidiary, taken as a whole. Section 2.16 of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Permits required to conduct their businesses outside the United States, except for such Company Permits the absence of which, individually or in the aggregate, would not be reasonably expected to result in material liability to the Company and its Subsidiary, taken as a whole.

     2.17 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice. There are no pending or, to the Company's Knowledge, threatened labor strikes, disputes, walkouts, work stoppages, slow-downs or lockouts involving the Company or any of its Subsidiaries and during the past three years there has not been any such action. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and, to the Company's Knowledge, there are no union organizing activities among the employees of the Company or any of its Subsidiaries. To the Company's Knowledge, the Company (i) is in compliance, in all material respects, with all applicable Laws respecting employment, employment practices, terminated employees, terms and conditions of employment, wages and hours, and occupational safety and health, and is not engaged in any unfair labor practices; (ii) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and
(iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Company's Knowledge, there are no pending, threatened or reasonably anticipated claims or actions against the Company under any worker's compensation policy or long term disability policy. The Company has no direct or indirect material liability with respect to any misclassification of any person as an independent contractor or consultant rather than as an Employee, or with respect to any misclassification of any Employee leased from another employer.

     2.18 Insurance. The Company has made available to the Buyer a complete and accurate copy of all liability, property, workers compensation, directors and officers' liability and other policies of insurance that insure the assets, business, Properties, operations, prospects or financial condition of the Company or any of its Subsidiaries or affect or relate to the ownership, use or operations of any of the Properties or assets of the Company or any of its Subsidiaries as of the date hereof, all of which are in full force and effect and no written notice of cancellation or non-renewal has been received by the Company or any of its Subsidiaries in respect of any such policies of insurance. Each of the insurance policies are with reputable insurance carriers and insure against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses.

     2.19 Opinion of Financial Advisor. The financial advisor of the Company, Jefferies Broadview, has delivered to the Company an opinion dated the date of this Agreement to the effect that, as of such date, the Per Share Cash Consideration is fair to the holders of Company Common Stock from a financial point of view and such opinion has not been withdrawn, revoked or modified.

     2.20 Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except Jefferies Broadview, whose fees and expenses shall be paid by the Company. The Company has made available to the Buyer a complete and accurate copy of all agreements pursuant to which Jefferies Broadview is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

                                   ARTICLE III
                REPRESENTATIONS AND WARRANTIES OF THE BUYER, THE
                OFFERING SUBSIDIARY AND THE TRANSITORY SUBSIDIARY

     The Buyer and the Offering Subsidiary represent and warrant to the Company that the statements contained in this Article III are true and correct, except as set forth herein or in the disclosure schedule delivered by the Buyer and the Offering Subsidiary to the Company and dated as of the date of this Agreement (the "Buyer Disclosure Schedule").

     3.1 Organization, Standing and Power. Each of the Buyer and the Offering Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent such consents are applicable) under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its Properties and to carry on its business as now being conducted, and is duly qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation (to the extent such consents are applicable) in each jurisdiction in which the character of the Properties it owns, operates or leases or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that would not be reasonably expected to have a Buyer Material Adverse Effect.

     3.2 Authority; No Conflict; Required Filings and Consents.

          (a) Each of the Buyer and the Offering Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the Offer and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Offer and the other transactions contemplated by this Agreement by the Buyer and the Offering Subsidiary have been duly authorized by all necessary corporate action on the part of the Buyer and the Offering Subsidiary. This Agreement has been duly executed and delivered by the Buyer and the Offering Subsidiary and constitutes the valid and binding obligation of the Buyer and the Offering Subsidiary, enforceable against the Buyer and the Offering Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception.

          (b) The execution and delivery of this Agreement by each of the Buyer and the Offering Subsidiary do not and the consummation by the Buyer and the Offering Subsidiary of the Offer and the other transactions contemplated by this Agreement, as applicable, shall not, (i) conflict with, or result in any violation or breach of, any provision of the charter, bylaws or other organizational documents of the Buyer or the Offering Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Buyer's or the Offering Subsidiary's assets under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Buyer or the Offering Subsidiary is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i)-(iv) of Section 3.2(c), conflict with or violate any Order or Law applicable to the Buyer or the Offering Subsidiary or any of its or their respective Properties, except, in the case of clause (ii) or (iii) of this
Section 3.2(c), for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not be reasonably expected to have a Buyer Material Adverse Effect.

          (c) No consent, approval, license, permit, Order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Buyer common stock ("Buyer Common Stock") are listed for trading is required by or with respect to the Buyer or the Offering Subsidiary in connection with the execution and delivery of this Agreement by the Buyer or the Offering Subsidiary or the consummation by the Buyer or the Offering Subsidiary of the transactions contemplated by this Agreement, except for (i) the notification requirements under the HSR Act, (ii) the administrative report under the Korean Foreign Investment Promotion Act,
(iii) the business combination report under the Korean Monopoly Regulation and Fair Trade Act, (iv) the filing of the appropriate corresponding documents with the appropriate authorities of other jurisdictions in which the Company is qualified as a foreign corporation to transact business and
(v) such filing and notices with the SEC or The Nasdaq Global Market as may be required for the consummation of the Offer and the other transactions contemplated by this Agreement.

          (d) No vote of the holders of any class or series of the Buyer's capital stock or other securities is necessary for the consummation by the Buyer of the Offer and the other transactions contemplated by this Agreement.

     3.3 Funds. The Buyer has, and the Offering Subsidiary will have access to, sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Offer.

                                   ARTICLE IV
                               CONDUCT OF BUSINESS

     4.1 Covenants of the Company. Except as contemplated by this Agreement, as set forth in Section 4.1 of the Company Disclosure Schedule or as approved in advance by the Buyer in writing, unless this Agreement is terminated in accordance with its terms, during the period commencing on the date of this Agreement and ending upon the later to occur of the Initial Offer Closing and the date upon which Buyer's designees to the Company Board constitute at least a majority of the members of the Company Board (the "Pre-Closing Period"), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to act and carry on its business in the Ordinary Course of Business and, to the Knowledge of the Company, in material compliance with all Laws, maintain and preserve its and each of its Subsidiary's business organization, Properties, preserve its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it and file all registrations statements, forms, reports, and other documents required to be filed by the Company with the SEC. Without limiting the generality of the foregoing, except as contemplated by this Agreement, as set forth in Section 4.1 of the Company Disclosure Schedule or as approved in advance by the Buyer in writing, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other Property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options to the extent required or permitted under the terms of such Company Stock Options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its Subsidiaries;

          (b) except as permitted by Section 4.1(k), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement);

          (c) amend its articles of incorporation, bylaws or other comparable charter or organizational documents;

          (d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory and raw materials in the Ordinary Course of Business;

          (e) sell, lease, license, pledge, or otherwise dispose of or encumber any material Properties of the Company or of any of its Subsidiaries other than in the Ordinary Course of Business;

          (f) adopt or implement any stockholder rights plan;

          (g) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than (A) in connection with the financing of trade receivables in the Ordinary Course of Business, (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the Ordinary Course of Business and (C) pursuant to existing credit facilities in the Ordinary Course of Business), (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, provided, however, that the Company may, in the Ordinary Course of Business, invest in debt securities maturing not more than 90 days after the date of investment, or (iv) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange rates;

          (h) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $1,000,000 in the aggregate for the Company and its

Subsidiaries, taken as a whole, other than the specific capital expenditures disclosed in Section 4.1(h) of the Company Disclosure Schedule;

          (i) make any material changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Korean generally accepted accounting principles ("Korean GAAP");

          (j) except in the Ordinary Course of Business, enter into any material contract or agreement relating to the distribution, sale or marketing by third parties of the products of the Company or any of its Subsidiaries;

          (k) except as required to comply with applicable Law or agreements, plans or arrangements existing on the date hereof and except for the payment of bonuses to employees consistent with the Ordinary Course of Business, (i) adopt, enter into, terminate or materially amend any employment, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer or employee or any collective bargaining agreement (except in the Ordinary Course of Business and only if such arrangement is terminable on 60 days' or less notice without either a penalty or a termination payment), (ii) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for annual increases of salaries in the Ordinary Course of Business), (iii) accelerate the payment, right to payment or vesting of any material compensation or benefits, including any outstanding options or restricted stock awards, other than as contemplated by this Agreement, (iv) grant any stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, except for the grant of options to purchase up to 250,000 shares of Company Common Stock in the aggregate to new hires, which options shall have an exercise price equal to the fair market value of the Company Common Stock on the date of grant (determined in a manner consistent with the Company's existing practice for establishing fair market value for option grants) and which options shall otherwise be upon the Company's customary terms, or (v) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan;

          (l) open or close any facility or office;

          (m) sell or otherwise transfer any accounts receivable of the Company reflected on the Company Balance Sheet ("Accounts Receivable");

          (n) directly or indirectly terminate or reduce or commit to terminate or reduce (except by repayment as required by the terms of a previously issued debt instrument) any line of credit or the availability of any funds under any other loan or financing arrangement other than in the Ordinary Course of Business;

          (o) assume, guarantee, endorse or otherwise become responsible for the obligations of, or make any advances to, any other Person except for such obligations incurred in the Ordinary Course of Business in an amount not to exceed $100,000 for any individual event or $1,000,000 for all such events;

          (p) mortgage, pledge, otherwise encumber any of its Properties or sell, lease, transfer or otherwise dispose of any of its Properties other than in the Ordinary Course of Business;

          (q) make any material change in its Tax reporting principles, methods or policies other than as required by Law or GAAP, or make or rescind any material election relating to Tax, or settle or compromise any claim or proceeding relating to Tax;

          (r) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions; or

          (s) directly or indirectly, sell, assign, abandon, allow to lapse, transfer, license, or dispose of, in whole, or in part, any Company Intellectual Property Rights.

     4.2 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed a confidentiality agreement, dated as of May 15, 2006 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

     5.1 No Solicitation.

          (a) Cessation of Existing Discussions. The Company shall, and shall direct its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

          (b) No Solicitation or Negotiation. At all times during the Pre-Closing Period, the Company and its Subsidiaries shall not, and shall use their reasonable best efforts to cause their respective directors, officers or other employees, controlled affiliates, and any investment banker, attorney or other advisor or representative (collectively, "Representatives") retained by any of them not to (and in any event neither the Company nor any of its Subsidiaries shall direct, authorize or permit any of such persons to), directly or indirectly:

               (i) solicit or initiate, or knowingly encourage or induce, the making, submission or announcement of, an Acquisition Proposal;

               (ii) furnish to any Person (other than Buyer, Offering Subsidiary, or any designees of Buyer or Offering Subsidiary) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Buyer, Offering Subsidiary, or any designees of Buyer or Offering Subsidiary), or take any other action, in any such case with the intent to assist or facilitate any inquiries or the making of any proposal that constitutes or could lead to an Acquisition Proposal;

               (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal;

               (iv) adopt, approve, endorse or recommend an Acquisition
Proposal;

               (v) enter into any letter of intent, memorandum of understanding, agreement in principle, merger, acquisition or other contract or agreement contemplating or otherwise relating to an Acquisition Proposal; or

               (vi) terminate, amend or waive any rights under any "standstill" or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Buyer).

          (c) Violations by Representatives. Without limiting the generality of the foregoing, Buyer, the Offering Subsidiary and the Company acknowledge and hereby agree that if any Representatives of the Company or any of its Subsidiaries shall take any action which, if taken by the Company, would be a breach of the restrictions set forth in Section 5.1(a), such action shall be deemed to be a breach of Section 5.1(a) by the Company.

          (d) Notices to the Buyer. The Company shall promptly, and in all cases within 24 hours of its receipt, advise Buyer orally and in writing of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry which would reasonably be expected to lead to an Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Buyer informed on a reasonably current basis of the status and material terms and conditions (including all material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry. In addition to the foregoing, the Company shall provide Buyer with at least 48 hours prior notice of a meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider an Acquisition Proposal.

     5.2 Company Stockholders Meeting; Company Board Recommendation; Buyer or Offering Subsidiary to Vote Company Securities.

          (a) As soon as practicable following the date hereof, the Company, acting through the Company Board, shall take all actions in accordance with applicable Law, its Articles of Incorporation and the rules of The Nasdaq Global Market, to promptly and duly call, give notice of, convene and hold the Company Meeting as promptly as practicable following the date hereof (but in conjunction with the scheduled expiration date of the Offer) for the purpose of considering and voting upon the Company Voting Proposal and the Additional Voting Proposals. The Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Company Voting Proposal and the Additional Voting Proposals and shall take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of the Company required by the Korean Commercial Code or rules of The Nasdaq Global Market to obtain the requisite stockholder approval of the Company Voting Proposal and the Additional Voting Proposals. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with the Buyer, may adjourn or postpone the Company Meeting solely if as of the time for which the Company Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting.

          (b) As promptly as practicable after the execution of this Agreement, the Company, in cooperation with the Buyer, shall prepare a proxy statement to be sent to the Company Stockholders (the "Company Meeting Proxy Statement") in connection with the Company Meeting. The Company shall cause the Company Meeting Proxy Statement to be mailed to the Company Stockholders at the earliest practicable time after the date of this Agreement. The Company shall notify the Buyer promptly upon the receipt of any comments from any government officials and of any request by any government officials for amendments or supplements to the Company Meeting Proxy Statement and shall supply the Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and any government officials, on the other hand, with respect to the Company Meeting Proxy Statement and the Company shall provide the Buyer and the Offering Subsidiary and their counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments and requests. The Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with any regulatory authorities under this Section 5.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Except to the extent subsequently amended, modified or supplemented, each of the Buyer, the Offering Subsidiary and the Company hereby agree that the information provided by each of them in writing specifically for inclusion or incorporation by reference in the Company Meeting Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Buyer, the Offering Subsidiary and the Company agrees to provide any information required for the Company to meet its obligations under this Section 5.2(b) (including the names of nominees and any biographical information relating to such nominees) and to promptly correct any information provided by each of them for use in the Company Meeting Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect or in the case that any event occurs which is required to be set forth in an amendment or supplement to the Company Meeting Proxy Statement. The Company shall take all steps necessary to cause the Company Meeting Proxy Statement, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable laws.

          (c) The Company Board shall recommend that the stockholders of the Company vote to adopt the Company Voting Proposal and the Additional Voting Proposals at the Company Meeting. The Company Board shall not withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify) its approval of this Agreement or the transactions contemplated hereby or its recommendation that the stockholders of the Company vote to adopt the Company Voting Proposal and the Additional Voting Proposals at the Company Meeting.

          (d) Nothing contained in this Section 5.2 (or elsewhere in this Agreement) shall be deemed to prohibit the Company from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act; provided, however, that, in any such case, any statement(s) made by the Company Board pursuant to the foregoing shall be subject to the terms and conditions of this Agreement, including the provisions of Section 6.3 hereof.

          (e) The Buyer shall cause all Company Securities purchased or owned by the Buyer or any subsidiary of Buyer (including shares acquired pursuant to the Offer) that Buyer may vote at the Company Meeting and shall use reasonable commercial efforts to cause all other Company Securities as to which there is voting power or authority held by the Buyer or the Offering Subsidiary or any other subsidiary of the Buyer, to be present at the Company Meeting and to be voted in favor of the Company Voting Proposal and the Additional Voting Proposals.

     5.3 Access to Information. During the Pre-Closing Period, and subject in all respects to applicable Antitrust Laws and other applicable rules and regulations, the Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer's Representatives reasonable access, upon reasonable notice, during normal business hours, to all of its Properties, books, contracts, commitments, personnel and records as the Buyer shall request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, Properties and personnel as the Buyer may reasonably request. The Buyer will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement.

     5.4 Commercially Reasonable Efforts.

          (a) Subject to the terms of Section 5.4(c), the Company and the Buyer shall use their respective commercially reasonable efforts to:

               (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to satisfy the conditions to the obligations of the parties to effect the Offer, and otherwise to consummate and make effective the transactions contemplated hereby as promptly as practicable following the date hereof;

               (ii) as promptly as practicable after the date hereof, obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

               (iii) as promptly as practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, (C) the Korean Monopoly Regulation and Fair Trade Act and any related governmental request thereunder, (D) the Korean Foreign Investment Promotion Act and (E) any other applicable Law; and

               (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

          (b) The Company and the Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. The Company and the Buyer shall use their respective commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the Buyer and the Company agree that nothing contained in this Section 5.4(b) shall modify or affect their respective rights and responsibilities under Section 5.4(c).

          (c) Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective commercially reasonable efforts to obtain any government clearances or approvals required to consummate the Offer under the Korean Monopoly Regulation and Fair Trade Act, HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Offer or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be deemed to require Buyer or the Company or any Subsidiary thereof to agree to (i) any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock, or
(ii) any limitations, restrictions or conditions on the Buyer's or any of its Subsidiary's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Offering Subsidiary or the Company.

          (d) Each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents required in connection with the transactions contemplated hereby that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed (whether or not actually disclosed) in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (iii) required to ensure that all Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound will remain in effect after the Initial Offer Closing in accordance with their respective term in effect on the date hereof.

     5.5 Public Disclosure. Except as may be required by Law or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and the Buyer and (b) the Buyer and the Company shall each use its commercially reasonable efforts to consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Offer or this Agreement.

     5.6 Indemnification.

          (a) During the ten year period following the Pre-Closing Period, each of Buyer and the Company shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the end of the Pre-Closing Period, a director or officer of the Company or any of its Subsidiaries (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Pre-Closing Period, to the fullest extent permitted under the Korean Commercial Code for officers and directors of Korean corporations. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the Buyer and the Company within ten (10) Business Days of receipt by the Buyer or the Company from the Indemnified Party of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, to the extent required by the Korean Commercial Code, to repay such advances if it is determined by a court of competent jurisdiction that such person is not entitled to indemnification.

          (b) During the ten year period following the Pre-Closing Period, the Articles of Incorporation of the Company or resolutions adopted by the shareholders of the Company shall contain, and Buyer shall cause the Articles of Incorporation of the Company or resolutions adopted by the shareholders of the Company to so contain, provisions with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its Subsidiaries that are no less favorable in the aggregate than are presently set forth in the Articles of Incorporation and By-laws of the Company or resolutions adopted by the shareholders of the Company prior to the date of this Agreement.

          (c) The Company shall maintain, and the Buyer shall cause the Company to maintain, at no expense to the beneficiaries, in effect at all times during the ten year period following the Initial Offer Closing, the policies of the directors' and officers' liability insurance maintained by the Company as of the date hereof (the "D&O Policy") with respect to matters existing or occurring at or prior to the Initial Offer Closing (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the Initial Offer Closing (such 200%, the "Maximum Premium"). If the Company's D&O Policy expires, is terminated or canceled during such ten-year period or exceeds the Maximum Premium, the Company shall obtain, and Buyer shall cause the Company to obtain, as much directors' and officers' liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions that are no less advantageous in the aggregate to the Indemnified Parties than the D&O Policy. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Buyer or the Company may purchase a "tail" prepaid policy on the D&O Policy for a period of ten years after the Initial Offer Closing on terms and conditions no less favorable in the aggregate to the Indemnified Parties than the D&O Policy so long as the premium therefor would not be in excess of 200% of the last annual premium paid prior to the Initial Offer Closing. In the event that the Buyer or the Company shall purchase such a "tail" policy, the Buyer or the Company shall maintain such "tail" policy in full force and effect and continue to honor its obligations thereunder, in lieu of all other obligations of the Buyer and the Company under the first sentence of this
Section 5.6(c) for so long as such "tail" policy shall be maintained in full force and effect, but if such "tail" policy is no longer in full force and effect during the ten (10) years following the Initial Offer Closing, the obligations of the Buyer and the Company under the first sentence of this
Section 5.6 (c) shall once again be in effect.

          (d) The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by Law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their Representatives.

     5.7 Notification of Certain Matters. During the Pre-Closing Period, the Buyer shall give prompt notice to the Company, and the Company shall give prompt notice to the Buyer, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or would be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the end of the Pre-Closing Period, or (b) any material failure of the Buyer, the Offering Subsidiary, or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this Section
5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Offer.

     5.8 Service Credit. Following the Pre-Closing Period, the Buyer will give each employee of the Buyer or the Company or their respective Subsidiaries who shall have been an employee of the Company or any of its Subsidiaries immediately prior to the end of the Pre-Closing Period ("Continuing Employees") full credit for prior service with the Company or its Subsidiaries for purposes of (a) eligibility and vesting under any Buyer Employee Plans (but not for purposes of (i) benefit accrual or benefit amounts under any defined benefit pension plan, (ii) vesting of any Buyer stock option or other equity incentive granted after the Pre-Closing

Period, or (iii) to the extent any such recognition would result in the duplication of benefits), (b) determination of benefit levels under any Buyer Employee Plan or policy relating to vacation or severance and (c) determination of "retiree" status under any Buyer Employee Plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such credit would result in a duplication of benefits. In addition, the Buyer shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Buyer and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the end of Pre-Closing Period occurs.

     5.9 Offer Consideration. The Buyer and the Offering Subsidiary shall be jointly and severally liable for the payment of the Offer Consideration in connection with the Offer.

     5.10 Termination of Company Employee Plans. Effective as of no later than the day immediately preceding the Initial Offer Closing, the Company or any of its Subsidiaries shall (i) freeze participant participation and terminate all Company-sponsored or cosponsored Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a "401(k) Plan") and/or (ii) freeze participant participation and terminate Company participation in any and all multiple employer 401(k) Plans, as such term is defined in Code Section 413(c), intended to include a Code Section 401(k) arrangement. The Company shall provide the Buyer with evidence that such 401(k) Plans have been frozen and terminated and that Company participation in such multiple employer 401(k) Plans has been terminated, as the case may be, (effective as of no later than the day immediately preceding the Initial Offer Closing) pursuant to resolutions of the Board of Directors of the Company and any such Subsidiary, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Buyer.

     5.11 Company ADSs.

          (a) The Company shall use commercially reasonable efforts to continue the quotation of the Company ADSs on The Nasdaq Global Market until immediately after the Initial Offer Closing. Prior to the Initial Offer Closing, the Company shall enter into an agreement with JP Morgan Chase Bank, N.A. (the "Depositary") on terms that are reasonably acceptable to Buyer, providing for the cancellation, effective immediately after the Initial Offer Closing, of the Company ADSs and the deposit agreement dated December 8, 2005 (the "Deposit Agreement").

          (b) On or before the Initial Offer Closing, the Company shall deliver to each holder of a Company ADS a written notice informing each such holder that the Deposit Agreement will terminate on the Initial Offer Closing and instructing each such holder to surrender the American Depositary Receipt (the "Company ADR") evidencing such holder's Company ADSs to the Depositary in exchange for the delivery of certificates representing Company Common Stock.

          (c) Upon the Initial Offer Closing, the Company shall:

               (i) request The Nasdaq Global Market to cancel the quotation of the Company American Depositary Shares ("Company ADSs"), effective immediately after the Initial Offer Closing, and

               (ii) cancel the Company ADSs in accordance with the terms of the Deposit Agreement.

     5.12 Company Stock Options.

          (a) Subject to Sections 5.12 (d), on or before the first Business Day following the Option Waiting Period, the Buyer shall, or shall cause one of its Subsidiaries to, make an offer to the holders of options to purchase Company Common Stock (each, a "Company Stock Option"), in consideration for such holder's agreement in writing to the cancellation of his, her or its Company Stock Options in exchange for the right to receive (in the manner provided in Section 5.12(b)), on the same terms and conditions as were applicable under such Company Stock Option immediately prior thereto, a cash payment in the amount of the Option Consideration (as defined below), if any, with respect to such Company Stock Option, and upon such exchange the Company Stock Option would no longer represent the right to purchase Company Common Stock or any other equity security of the Company, the Buyer, or any other person or any other consideration; provided, however, that Buyer or its Subsidiary, as applicable, may structure such offer (including by offering such holders the right to receive a substitution option) so that each option holder will only be entitled to receive such payment after such holder's Company Stock Option becomes vested in accordance with its normal vesting schedule.

          (b) With respect to any Company Stock Option as to which an exchange is effected pursuant to Section 5.12(a), if vested in whole or in part upon the date of such exchange, upon such exchange, and thereafter as to any Company Stock Option as to which an exchange is effected pursuant to Section 5.12(a), on each Buyer payroll date which occurs after such Company Stock Option initially or becomes further vested pursuant to its normal vesting schedule, the holder of such Company Stock Option shall receive (without duplication) from the Buyer, an amount of cash (net of applicable taxes) equal to the product of (i) the excess, if any, of (A) the Per Share Cash Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the total number of shares of Company Common Stock of such Company Stock Option in each case that was vested upon such exchange or first became vested after the immediately preceding payroll date (the "Option Consideration").

          (c) The Parties agree that the Buyer shall perform its obligations under this Section 5.12 in compliance with applicable law. The Buyer shall at all times from and after the Initial Offer Closing, maintain sufficient liquid funds to satisfy its obligations to holders of Company Stock Options pursuant to this Section 5.12.

          (d) Notwithstanding anything in this Section 5.12 to the contrary, in the event that the Buyer or any of its Subsidiaries shall have commenced and is actively pursuing, or consummated a transaction or a series of related transactions that resulted (or will result) in the holders of Company Stock Options receiving (or being entitled to elect to receive) the Option

Consideration in respect of their Company Stock Options, then Section 5.12(a) through Section 5.12(c) will not apply with respect to any such Company Stock Options.

                                   ARTICLE VI
                            TERMINATION AND AMENDMENT

     6.1 Termination.

          (a) This Agreement may be terminated and the Offer may be abandoned at any time prior to the Initial Offer Closing (with respect to Sections 6.1(a)(ii) through 6.1(a)(vii), by written notice by the terminating party to the other party):

               (i) by mutual written consent of the Buyer and the Company;

               (ii) by either the Buyer or the Company if the Initial Offer Closing shall not have occurred by February 28, 2007 (the "Initial Outside Date"); (provided that the right to terminate this Agreement under this Section 6.1(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Offer to occur on or before the Initial Outside Date or the Extended Outside Date, as applicable); provided, further, however, that in the event the condition to the Offer set forth in clause (a) of Annex I hereto shall not have been satisfied on or prior to the Initial Outside Date and all of the other conditions to the Offer set forth on Annex I hereto shall have been satisfied on or prior to the Initial Outside Date, either Buyer or the Company may elect to extend the Initial Outside Date, by written notice to the other prior to or on the Initial Outside Date, until March 31, 2007 (the "Extended Outside Date");

               (iii) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

               (iv) by either the Buyer or the Company if at the Company Meeting at which a vote on the Company Voting Proposal is taken, the Required Company Stockholder Vote in favor of the Company Voting Proposal shall not have been obtained;

               (v) by the Buyer, if prior to the Company Meeting at which a vote on the Company Voting Proposal is taken: (i) the Company shall have breached the terms of Section 5.1 in any material respect, (ii) the Company Board shall have breached the terms of Section 5.2(c) in any material respect; or (iii) an Acquisition Proposal shall have been published, sent or given to the stockholders of the Company by a Person unaffiliated with Buyer and, promptly (and in any event within ten (10) Business Days) following a request by Buyer, the Company shall not have made or sent to the stockholders of the Company (in the Buyer's discretion and at the Buyer's request) a statement unconditionally reaffirming its recommendation of the Company Voting Proposal and unconditionally recommending that the stockholders of the Company reject such Acquisition Proposal and not tender any shares of Company stock into such Acquisition Proposal if made in the form of a tender or exchange offer;

               (vi) by the Buyer, if there has been a breach of or inaccuracy in any representation or warranty of the Company set forth in this Agreement, or any failure by the Company to perform any covenant or agreement of the Company set forth in this Agreement, which breach, inaccuracy or failure to perform (i) would result in the conditions set forth in clauses (g) and (h) of Annex I not to be satisfied, and (ii) shall not have been cured within twenty (20) calendar days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; or

               (vii) by the Company, if there has been any material failure by the Buyer or Offering Subsidiary to perform any covenant or agreement of the Buyer or the Offering Subsidiary set forth in this Agreement (other than those covenants and agreements which by their terms are to be performed after the Initial Offer Closing) and which shall not have been cured within twenty (20) calendar days following receipt by the Buyer of written notice of such breach or failure to perform from the Company.

          (b) This Agreement may be terminated at any time prior to the Initial Offer Closing, whether before or after the adoption of the Company Voting Proposal by the stockholders of the Company by the Required Company Stockholder Vote, by mutual written consent of the Buyer or the Offering Subsidiary and the Company.

     6.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Offering Subsidiary or their respective officers, directors, stockholders or Affiliates; provided that (a) any such termination shall not relieve any party from liability for any willful breach of this Agreement and (b) the provisions of Sections 4.2 (Confidentiality) and 6.3 (Fees and Expenses), this Section 6.2 (Effect of Termination) and Article VII (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

     6.3 Fees and Expenses.

          (a) Each party shall pay any fees and expenses incurred in connection with the Offer and any other transactions contemplated by this Agreement.

          (b) The Company shall pay to the Buyer a fee equal to U.S. $13,000,000 (the "Termination Fee Amount"), by wire transfer of immediately available funds to an account or accounts designated in writing by the Buyer, within one Business Day after demand by the Buyer, in the event that:

               (i) either (A) this Agreement is terminated by the Buyer or the Company pursuant to Section 6.1(a)(ii) or Section 6.1(a)(iv) hereof or (B) this Agreement is terminated by the Buyer pursuant to Section 6.1(a)(vi); and

               (ii) following the execution and delivery of this Agreement and prior to the termination of this Agreement (or the Company Meeting if this Agreement is terminated pursuant to Section 6.1(a)(iv) hereof), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to the Company; and

               (iii) within twelve months following the termination of this Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (ii)) is consummated or the Company enters into a letter of intent or Contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (ii)); provided that, for purposes of this Section 6.3(b)(iii), references to "10%" in the definition of "Acquisition Transaction" shall be deemed to be references to "50%".

          (c) The Company acknowledges and hereby agrees that the provisions of this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, the Buyer would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 6.3, and, in order to obtain such payment, the Buyer makes a claim against the Company that results in a judgment against the Company, the Company shall pay to the Buyer the reasonable costs and expenses of the Buyer (including its reasonable attorneys' fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in this Section 6.3 hereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 6.3 hereof shall not be in lieu of, or in replacement or substitution for, damages incurred in the event of a breach of this Agreement.

     6.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Offer by the stockholders of any party, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     6.5 Extension; Waiver. At any time prior to the Initial Offer Closing, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                   ARTICLE VII
                                  MISCELLANEOUS

     7.1 Survival of Representations, Warranties and Covenants. None of the representations or warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Initial Offer Closing. The covenants and other agreements set forth in this Agreement shall survive the Initial Offer Closing in accordance with their respective terms.

     7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

          (a)  if to the Buyer or the Offering Subsidiary, to

               RealNetworks, Inc.
               2601 Elliott Avenue, Suite 1000
               Seattle, WA 98121
               Attn: Tracy Daw
               Telecopy: 206.674.2695

               with a copy (which shall not constitute notice) to:

               Wilson Sonsini Goodrich & Rosati
               Professional Corporation
               701 Fifth Avenue, Suite 5100
               Seattle, Washington 90104
               Attn: Patrick J. Schultheis, Esq.
               Telecopy: (206) 883-2699

               and:

               Wilson Sonini Goodrich & Rosati
               Professional Corporation
               One Market Street
               Spear Tower, Suite 3300
               San Francisco, California  94105
               Attn: Michael S. Ringler, Esq.
               Telecopy: (415) 957-2099

          (b)  if to the Company, to

               WiderThan Co., Ltd.
               17F, K1 REIT Building, 463
               Chungjeong-ro-3-ga Seodaemun-gu
               Seoul 120-709, Korea
               Attn: Hoseok Kim
               Telecopy: 011-82-2-2014-5014

               with a copy (which shall not constitute notice) to:

               Wilmer Cutler Pickering Hale and Dorr LLP
               60 State Street
               Boston, Massachusetts 02109
               Attn: John Burgess, Esq.
                     Jay Bothwick, Esq.
               Telecopy: (617) 526-5000

     Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

     7.3 Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at or prior to the Initial Offer Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

     7.4 No Third Party Beneficiaries. Except as provided in Section 5.6 (with respect to which the Indemnified Parties shall be third party beneficiaries), this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

     7.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     7.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

     7.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

     7.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. Unless otherwise specifically provided herein, all references in this Agreement to dollars or "$" shall mean and refer to U.S. dollars.

     7.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the actions of the Company Board and the Company stockholders, corporate actions relating to the

Company Board meeting or stockholders' meeting and exercise of stockholders' rights in connection with this Agreement, the Offer and any other transactions contemplated hereby or thereby shall be governed exclusively by the laws of Korea.

     7.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

     7.11 Jurisdiction; Arbitration.

          (a) Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement, or the breach, termination, validity or invalidity hereof, shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "Rules") as are in force at the time of any such arbitration and as may be amended by the provisions of this Section 7.11. For the purpose of such arbitration, there shall be three arbitrators appointed (the "Arbitration Board") in accordance with the Rules; provided, however, that each of the Company and Buyer shall appoint one arbitrator and each such appointed arbitrator shall agree upon and appoint the third arbitrator. The third arbitrator shall be the chairman of the Arbitration Board. If the two appointed arbitrators are unable to agree on a third arbitrator, the International Court of Arbitration of the International Chamber of Commerce shall appoint the third arbitrator.

          (b) The place of arbitration shall be New York, New York. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 7.9 of this Agreement. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

          (c) Each party shall cooperate in good faith to expedite (to the maximum extent practicable) the conduct of any arbitral proceedings commenced under this Agreement.

          (d) Any award made by the Arbitration Board shall be final and binding on the parties. Subject to the provisions of the New York Convention that shall apply to appeals, the parties expressly agree to waive the applicability of any other Laws that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal on the merits to any court of law for the award of the Arbitration Board.

          (e) Notwithstanding the foregoing, the parties may seek preliminary injunctive relief from any court of competent jurisdiction, pending the final award of the Arbitration Board.

          (f) The parties to an arbitration shall keep the arbitration confidential and shall not disclose to any person other than those necessary to the proceedings the existence of the arbitration, any information submitted during the arbitration, any documents submitted in connection with the arbitration, any oral submissions or testimony, or transcripts or any award, unless disclosure is required by law or is necessary for permissible court proceedings, such as proceedings to recognize or enforce an award.

     7.12 Company Disclosure Schedule. The Company Disclosure Schedule shall be arranged in Sections or Subsections corresponding to the numbered Sections or lettered Subsections contained in this Agreement, and the disclosure in any Section or Subsection shall qualify (a) the corresponding Section or Subsection in this Agreement, and (b) the other Sections or Subsections in Article II, as the case may be, to the extent that it is reasonably apparent from a reading of such disclosure (without reference to the underlying documents referenced therein) that it also qualifies or applies to such other Sections or Subsections. The inclusion of any information in the Company Disclosure Schedule, or in any update thereto, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect, or is outside the Ordinary Course of Business. Any addition, revision or update to (or purported addition, supplement or update to) the Company Disclosure Schedule shall not have any legal effect under this Agreement, shall be disregarded for all purposes, and shall have no effect whatsoever on the rights or remedies of the Buyer or the Offering Subsidiary hereunder.

     7.13 Company's Knowledge. For purposes of this Agreement, the term "Company's Knowledge" means the actual knowledge of the individuals identified in Section 7.13 of the Company Disclosure Schedule.

                  [Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF, the Buyer, the Offering Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                        REALNETWORKS, INC.


                                        By: /s/ Robert Glaser
                                            ------------------------------------
                                        Name: Robert Glaser
                                        Title: Chief Executive Officer


                                        RN INTERNATIONAL HOLDINGS B.V.


                                        By: /s/ Michael R. Eggers
                                            ------------------------------------
                                        Name: Michael R. Eggers
                                        Title: Managing Director


                                        WIDERTHAN CO., LTD.


                                        By: /s/ Sang Jun Park
                                            ------------------------------------
                                        Name: Sang Jun  Park
                                        Title: Chief Executive Officer

                                     ANNEX I

                             CONDITIONS OF THE OFFER

     Capitalized terms used in this Annex I but not defined herein have the meanings assigned to such terms in the Combination Agreement (the "Agreement") of which this Annex I is a part.

     Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of the Agreement and in addition to (and not in limitation of) the rights and obligations of the Offering Subsidiary to extend and/or amend the Offer pursuant to the terms and conditions of the Agreement, including Section 1.1 thereof, Offering Subsidiary (i) shall not be required to (and Buyer shall not be required to cause the Offering Subsidiary to) accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Company Securities, tendered pursuant to the Offer, and (ii) may terminate, amend or delay the Offer or, subject to the restriction referred to above, the payment for, any tendered Company Securities, in a manner consistent with the terms of the Agreement, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended pursuant to Article I of the Agreement) any of the following conditions shall not have been satisfied (or waived by Buyer or the Offering Subsidiary) prior to the Initial Offer Closing:

          (a) Korean Monopoly Regulation and Fair Trade Act. The business combination report required for the Offer under the Korean Monopoly Regulation and Fair Trade Act shall have been duly approved by the Korean Fair Trade Commission or the relevant waiting period shall have expired or been terminated after filing the report without any objection from the Korean Fair Trade Commission.

          (b) HSR Act. Any waiting period applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated.

          (c) Other Governmental Approvals, Filings, Waiting Periods. (A) all authorizations, consents, clearances, orders or approvals that are required under applicable Law or by any Governmental Entity in connection with the Offer, shall have been obtained without any conditions thereto; (B) all declarations or filings that are required to be made or submitted under applicable Law or by any Governmental Entity in connection with the Offer shall have been made or submitted, and (C) all waiting periods that are imposed by applicable Law or by any Governmental Entity in connection with the Offer shall have expired or been terminated.

          (d) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect and which has the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by this Agreement.

          (e) No Actions or Proceedings. There shall not be instituted or pending any action or proceeding that would reasonably be likely to result in any Governmental Entity of competent jurisdiction issuing an Order which would have the effect of making any of the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of any of the transactions contemplated by this Agreement.

          (f) Stockholder Approval. The Buyer and/or the Company shall have received valid ballots voting, or proxies designating the Buyer or its designees as proxy to vote, Company Securities in favor of the Company Voting Proposal in an amount sufficient to duly adopt the Company Voting Proposal at the Company Meeting, at which a quorum is present, by the Required Company Stockholder Vote.

          (g) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall have been true and correct on the date hereof and shall be true and correct on and as of the date of the Initial Offer Closing as though made on and as of the date of the Initial Offer Closing (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (ii) for changes contemplated by this Agreement, and (iii) where the failure to be true and correct (without regard to any materiality or Company Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and would not be reasonably expected to have, a Company Material Adverse Effect); and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

          (h) Performance of Obligations of the Company. Other than those covenants and other obligations which by their terms are to be performed after the date of the Initial Offer Closing, the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the date of the Initial Offer Closing; and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

          (i) No Other Governmental Proceedings. There shall not be instituted or pending any action or proceeding in which a Governmental Entity is (i) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated by this Agreement, (ii) seeking to prohibit or limit the Buyer's or the Offering Subsidiary's ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company following the consummation of the transactions contemplated by this Agreement or (iii) seeking any divestiture by the Buyer or any of its Affiliates of shares of capital stock or any business, assets or property of the Buyer or the Offering Subsidiary or the Company, as a condition to approving any of the transactions contemplated by this Agreement, or the imposition of any limitation on the ability of the Buyer, the Offering Subsidiary or the Company or any of their respective Affiliates to conduct their respective businesses or to own or exercise control of their respective stock, assets or properties as a condition to approving any of the transactions contemplated by this Agreement.

          (j) Director Resignation. Buyer shall have received written and notarized resignations in forms satisfactory to Buyer executed by each director of the Company which shall be effective as of the Initial Offer Closing.

                                   SCHEDULE A

                                  DEFINED TERMS

For all purposes of and under the Agreement, the following capitalized terms shall have the following respective meanings:

"Acquisition Proposal" means any proposal or offer for or relating to an Acquisition Transaction.

"Acquisition Transaction" means (i) any merger, consolidation, dissolution, sale of substantial assets outside the Ordinary Course of Business, tender offer, recapitalization, share exchange or other business combination involving the Company or any of its Subsidiaries, (ii) any issuance by the Company, directly or indirectly, of 10% or more of its equity securities, or any issuance by any Subsidiary of the Company of any of its equity securities (other than to the Company or one or more of its other Subsidiaries), (iii) any acquisition from the Company or any of its Subsidiaries, directly or indirectly, of more than 10% of the equity securities of the Company or any equity securities of any of the Subsidiaries of the Company, (iv) any acquisition of more than 10% of the consolidated total assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement or the sale of assets in the ordinary course of business, or (v) any liquidation, dissolution, winding up of the Company or other similar transaction involving the Company.

"Affiliate" when used with respect to any party shall mean any person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

"Business Day" shall be any day other than (a) a Saturday or Sunday in Boston, Massachusetts and/or Seoul, South Korea or (b) a day on which banking institutions located in Boston, Massachusetts and/or Seoul, South Korea are permitted or required by Law, executive order or governmental decree to remain closed.

"Buyer Employee Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in
Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee of the Buyer or any of its Subsidiaries or any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or
(C) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Buyer or a Subsidiary of the Buyer.

"Buyer Material Adverse Effect" means any material adverse change, event, circumstance or development with respect to, or any material adverse effect on the ability of the Buyer or the Offering Subsidiary to consummate the transactions contemplated by this Agreement.

"Company Material Adverse Effect" means any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, or would or could occur, a Company Material Adverse Effect:
(i) changes in general global, national or regional economic conditions, or arising out of acts of war or terrorism, provided that such changes do not have a materially disproportionate effect or impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company operates; (ii) changes that are the result of factors generally affecting the industries or markets in which the Company operates, provided that such changes do not have a materially disproportionate effect or impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company operates;
(iii) any adverse change, effect or circumstance arising out of or resulting from the pendency or announcement of this Agreement or any of the transactions contemplated thereby, including actions of competitors or any delays or cancellations of orders for products or services or losses of employees; (iv) changes in law, rules or regulations or generally accepted accounting principles; (v) any action required to be taken pursuant to or in accordance with this Agreement or taken at the request of the Buyer; (vi) any failure by the Company to meet any published securities analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Initial Offer Closing (provided that the underlying causes of any such failures may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Company Material Adverse Effect); (vii) a decline in the price of the Company Common Stock or Company ADSs (provided that the underlying causes of any such decline may (subject to the other provisions of this Agreement) be taken into account in making a determination as to whether there has been a Company Material Adverse Effect); and (viii) any stockholder litigation arising from or relating to the Offer (provided that the underlying basis for such litigation may be taken into account in making a determination as to whether there has been a Company Material Adverse Effect).

"Company Permits" means, with respect to any matter, (i) any and all permits, licenses, franchises, concessions, grants, consents, approvals, orders, registrations, authorizations, waivers, notices of no objection, clearances from, or filings or registrations with, any Government Entity, and (ii) the expiration of any and all waiting periods imposed by applicable Law, in each case in respect of such matter.

"Contract" means any written or unwritten (whether express or implied) agreement, contract, commitment, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, covenant not to compete, obligation, franchise, indemnity, instrument, lease, sublease, license, sublicense, note, bond, security, undertaking, promise, covenant, arrangement or understanding.

"Contractor" means any current or former independent contractor, consultant or leased employee.

"Contractor Agreement" means any Contract providing for compensation, benefits, insurance coverage, severance pay or benefits, disability pay or benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation to any Contractor and with respect to which the Company or any of its Subsidiaries or any ERISA Affiliate has or may have any material liability or obligation.

"Control" means the direct or indirect power to direct the management and policies of the controlled Person through ownership of voting shares, by contract or otherwise.

"Employee" means any current or former employee or director of the Company or any of its Subsidiaries or an ERISA Affiliate.

"Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in
Section 3(1) of ERISA) and any other written or oral plan, agreement, arrangement, policy or practice involving direct or indirect compensation involving more than one person or monetary benefits in excess of $150,000, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any Employee or with respect to which the Company, any of its Subsidiaries or an ERISA Affiliate has or may have any liability or obligation.

"Environmental Law" means any Law, regulation, Order, decree or permit requirement of any governmental jurisdiction relating to (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources, (ii) the handling, use, storage, treatment, transport, disposal, presence, release or threatened release of any Hazardous Substance,
(iii) noise, odor or wetlands protection, (iv) the reporting, licensing, abatement, mitigation, monitoring, investigation and/or cleanup of Hazardous Substances, (v) pollution or the protection of human health, safety or the environment, including ambient air (including air inside buildings), surface water, ground water, land surface or subsurface strata and natural resources,
(vi) product related health and safety laws and regulations; or (vii) the preservation or reclamation of the environment or natural resources, including the Korean Air Environmental Preservation Act, the Korean Water Quality Environmental Preservation Act, the Korean Noise and Vibration Control Act, the Korean Soil Environmental Preservation Act, the Korean Act on Disposal of Sewage, Excreta and Livestock Wastewater, the Korean Wastes Control Act, the Korean Industrial Safety and Health Act, the Korean Toxic Chemicals Control Act and the High-Pressure Gas Safety Control Act.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary of the Buyer.

"Governmental Entity" means any national, federal, state, provincial, domestic, foreign, local (including city) or international government in the United States, Korea or any other state or country, any political subdivision thereof or any other governmental, judicial, public, administrative, regulatory, or statutory instrumentality, authority, body, agency, court or other tribunal, department, bureau, commission, quasi-governmental unit, and any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, the SEC or entity or any arbitrator with authority to bind a party hereto at Law.

"Hazardous Substance" means (i) any substance that is regulated or which falls within the definition of a "hazardous substance," "hazardous waste" or "hazardous material" pursuant to any Environmental Law, or (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon.

"Intellectual Property Rights" means: (i) all inventions, patents, improvements thereto, patent applications and registrations, computer program protection, design right, utility models, utility model applications and registrations, trademarks, trademark applications and registrations, service marks, service mark applications and registrations, industrial design, industrial design applications and registrations, trade names and internet domain names and all registrations and applications to register the same; (ii) copyrights, copyright applications and copyright registrations; (iii) trade secrets, know-how, processes, technical information, drawings, specifications and inventions; (iv) computer systems and application software, including all associated data and compilations of data, regardless of their form or embodiment, documentation relating thereto and the latest versions of all related object and source codes therefore; and (v) rights of the same or similar effect or nature as the foregoing rights in each case in any jurisdiction.

"Law" means any United States, Korean or local or foreign country's national, federal, regional, state, provincial, local, municipal, international, or other constitution, law (including common law), ordinance, regulation, requirement, administrative ruling, Order, public notice, guidance, rule, code, statute or treaty made or rendered by any Government Entity or any other requirement or rule of law.

"Lien" means any mortgage, pledge, lien, security interest, easement, conditional sale agreement, title retention agreement, encumbrance, any option to acquire all or any portion of any real property, charge, conflicting or adverse claim, community property interests, title defect, right of first refusal, option, warrant, covenant, lease, rights of way, servitudes or statutory liens, order, decree, judgment, stipulation, preferential arrangement or restriction of any kind, or any other encumbrance of any nature whatsoever, whether or not perfected, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership or other similar restrictions or limitations.

"Multiemployer Plan" means any Company Employee Plan which is a "multiemployer plan," as defined in Section 3(37) of ERISA.

"Option Waiting Period" means the sixty (60) calendar days after the later of
(i) the Initial Offer Closing or (ii) the expiration of any subsequent offering period pursuant to Section 1.1(e).

"Order" means any decree, decision, directive, injunction, judgment, order, ruling, award, assessment, writ, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Entity or by any arbitrator.

"Pension Plan" means each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

"Person" means any natural person, individual, partnership, corporation, incorporated or unincorporated association, trust, unincorporated organization, limited liability company, firm, joint venture, joint stock company, trust, organization, incorporated or unincorporated foundation or other entity, including any Government Entity.

"Property" means all property and assets of whatsoever nature, including personal property, whether tangible or intangible, and claims, rights and choses in action.

"Subsidiary" means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

"Taxes" means (i) any and all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes payable to any Government Entity, including corporate tax, income tax, value added tax, capital gain tax, withholding tax, payroll tax, franchise tax, excise tax, sales tax, comprehensive land tax, property tax, acquisition tax, registration tax, license tax, estimated tax, customs, all other taxes, national health insurance and social security dues, (including any surtax, interest, fines, penalties or additions to tax that may become payable in respect of such taxes, whether or not disputed), (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses
(i) or (ii) of this definition as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity.

"Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

For all purposes of and under the Agreement, the following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such capitalized term below:

                                                                  Reference in
Terms                                                              Agreement
-----                                                          -----------------
401(k) Plan                                                    Section 5.10
Additional Voting Proposals                                    Section 2.4(a)
Accounts Receivable                                            Section 4.1(m)
Acquisition Proposal                                           Schedule A
Acquisition Transaction                                        Schedule A
Affiliate                                                      Schedule A
Agreement                                                      Preamble
Antitrust Laws                                                 Section 5.4(c)
Antitrust Order                                                Section 5.4(c)
Arbitration Board                                              Section 7.11(a)
Bankruptcy and Equity Exception                                Section 2.4(a)
Business Day                                                   Schedule A
Buyer                                                          Preamble
Buyer Common Stock                                             Section 3.2(c)
Buyer Disclosure Schedule                                      Article III
Buyer Employee Plan                                            Schedule A
Buyer Material Adverse Effect                                  Schedule A
Code                                                           Section 2.14(d)
Company                                                        Preamble
Company ADR                                                    Section 5.11(c)(i)
Company ADSs                                                   Section 5.11(b)
Company Balance Sheet                                          Section 2.6
Company Board                                                  Section 2.4(a)
Company Common Stock                                           Section 2.2(a)
Company Disclosure Schedule                                    Article II
Company Employee Plans                                         Section 2.14(a)
Company Intellectual Property Rights                           Section 2.10(a)
Company Leases                                                 Section 2.9(b)
Company Material Adverse Effect                                Schedule A
Company Material Contract                                      Section 2.11(a)
Company Meeting                                                Section 2.4(d)
Company Meeting Proxy Statement                                Section 5.2(b)
Company Owned Intellectual Property Rights                     Section 2.10(a)
Company Permits                                                Schedule A
Company SEC Reports                                            Section 2.5(a)
Company Share                                                  Preamble
Company Shares                                                 Preamble
Company Stock Options                                          Section 5.12(a)
Company Stockholder Agreements                                 Preamble

                                                                  Reference in
Terms                                                              Agreement
-----                                                          -----------------
Company Stockholder Approval                                   Section 2.4(a)
Company Stockholders                                           Section 1.1(f)(ii)
Company Voting Proposal                                        Section 2.4(a)
Company's Knowledge                                            Section 7.13
Confidentiality Agreement                                      Section 4.2
Continuing Employees                                           Section 5.8
Contract                                                       Schedule A
Control                                                        Schedule A
D&O Policy                                                     Section 5.6(c)
Deposit Agreement                                              Section 5.11(a)
Depositary                                                     Section 5.11(a)
Employee Benefit Plan                                          Schedule A
Environmental Law                                              Schedule A
ERISA                                                          Schedule A
ERISA Affiliate                                                Schedule A
Exchange Act                                                   Section 1.1(a)
Extended Outside Date                                          Section 6.1(a)(ii)
GAAP                                                           Section 2.5(b)
Governmental Entity                                            Schedule A
Hazardous Substance                                            Schedule A
HSR Act                                                        Section 2.4(c)
Indemnified Parties                                            Section 5.7(a)
Initial Offer Closing                                          Section 1.1(c)
Intellectual Property Rights                                   Schedule A
Initial Outside Date                                           Section 6.1(a)(ii)
IRS                                                            Section 2.14(f)
Korea                                                          Section 2.1(a)
Korean GAAP                                                    Section 4.1(i)
Law                                                            Schedule A
Lien                                                           Schedule A
Maximum Premium                                                Section 5.6(c)
Minimum Condition                                              Section 1.1(a)(i)
Multiemployer Plan                                             Schedule A
Offer                                                          Preamble
Offer Consideration                                            Section 1.1(a)
Offer Documents                                                Section 1.1(f)(i)
Offer to Purchase                                              Section 1.1(f)(i)
Option Consideration                                           Section 5.12(b)
Order                                                          Schedule A
Ordinary Course of Business                                    Section 2.2(e)
Owned and Tendered Shares                                      Section 1.1(a)(i)
Pension Plan                                                   Schedule A
Per Share Cash Consideration                                   Preamble

                                                                  Reference in
Terms                                                              Agreement
-----                                                          -----------------
Person                                                         Schedule A
Pre-Closing Period                                             Section 4.1
Property                                                       Schedule A
Representatives                                                Section 5.1(b)
Rules                                                          Section 7.11(a)
Schedule TO                                                    Section 1.1(f)(i)
Schedule 14D-9                                                 Section 1.2(b)
SEC                                                            Section 1.1(c)
Securities Act                                                 Schedule A
Subsidiary                                                     Schedule A
Tax Benefits                                                   Section 2.8(e)
Tax Returns                                                    Schedule A
Taxes                                                          Schedule A
Termination Fee Amount                                         Section 6.3(b)
Third Party Intellectual Property                              Section 2.10(b)